Exhibit 15.1
Telvent Announces Third Quarter 2007 Financial Results
•	Nine-month Revenues of € 407 million, a 23% increase

•	Nine-month Pro Forma Diluted EPS of € 0.59, an increase of 23%

•	2007 Revenue and EPS guidance raised
Madrid — November 27, 2007 — Telvent (Nasdaq: TLVT), the IT company for a secure and sustainable world, today announced unaudited financial results for the third quarter and nine-month periods ended September 30, 2007.

Revenues for the third quarter 2007 were € 128.6 million, impacted by USD/EUR exchange, compared to € 129.2 million in the third quarter 2006. Revenues for the first nine months of 2007 were € 406.6 million, an increase of 22.8% (20% organic), compared to € 331.2 million for the first nine months of 2006.

Net income for the third quarter 2007 was € 3.6 million, compared to € 3.9 million reported for the third quarter 2006. Diluted EPS for the third quarter 2007 were € 0.12, compared to € 0.13 in the third quarter 2006. Net income for the first nine months of 2007 was € 12.3 million, an increase of 17%, versus € 10.5 million reported for first nine months of 2006. Diluted EPS for the first nine months of 2007 were € 0.42, compared to € 0.36 in the same period in 2006.

Pro forma net income for the third quarter 2007 was € 5.8 million, an increase of 5.8%, versus € 5.5 million for the third quarter of 2006. Pro forma diluted EPS for the third quarter 2007 were € 0.20, versus € 0.19 in the third quarter 2006. Pro forma net income for the first nine months of 2007 was € 17.3 million, an increase of 23.2%, versus € 14 million for the first nine months of 2006. Pro forma diluted EPS for the first nine months of 2007 were € 0.59, versus € 0.48 for the same period in 2006.

New order bookings (or new contracts signed) in the third quarter of 2007 were € 104.3 million, a 44.6% decrease from € 188.2 million during the same period in 2006, where € 54.4 were included from Farradyne bookings. The accumulated bookings year to date were € 446.9 million, a 7.2% increase from the same period in 2006.

Backlog (representing the portion of signed contracts for which performance is pending) was € 515.7 million as of September 30, 2007, which reflects 4.6% growth over the € 493.1 million in backlog at the end of September 2006.

Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately € 1.7 billion.

Manuel Sanchez, Chairman and Chief Executive Officer, said, “The strength and momentum of our business have been reflected in the results for the first nine months in 2007. The increase in the demand from the utilities, and good performance in our Transportation, Public Administration and Global Services segments, helped us to deliver double-digit revenue growth. We continued to execute our strategic plan, which has driven improvements in margins and profits. We also expect to have very good visibility for the rest of fiscal 2007, given our strong bookings and backlog,”

He added, “I am particularly delighted with the Matchmind acquisition that took place in October and the successful status of its integration into Telvent, which we believe will round out our solutions’ delivery. We are convinced it will be of significant benefit to our clients and improve our positioning in the IT market, given the important synergies between the two companies. In addition, Matchmind brings a wide range of skills and experience in areas that include IT consulting, ERP deploying and IT outsourcing, along with a team of seasoned professionals serving a full range of public and private clients”

“The strength of our first nine-month 2007 results shows that we are executing well our business plan, combined with our pipeline and backlog, and gives us confidence that we may outperform our previously stated financial targets for the year. We are pleased to revise upwards our guidance for organic revenue growth to a range of 17% to 20%, complemented with acquisitions, and pro forma diluted EPS to a range of € 0.97 to € 1.00.”

Gross margin was 23.9% in the third quarter of 2007, showing a major improvement from 21.3% in the third quarter of 2006. Gross margin was 23.1% for the first nine months of 2007, up from 22.2% in the same period a year ago.

Operating expenses, as a percentage of revenues, were 16.8% in the third quarter of 2007, versus 15.5% in the same quarter of 2006. Operating expenses, as a percentage of revenues, were 17.5% for the first nine months of 2007, up from 17.0% in the same period a year ago.

Pro forma operating margin was 8.1% in the third quarter of 2007, compared to 7.2% in the third quarter of 2006. Pro forma operating margin was 6.9% for the first nine months of 2007, up from 6.5% in the same period a year ago.

As of September 30, 2007, cash and cash equivalents were € 68.3 million and total debt (including net € 57.4 million credit line due to related parties) was € 115.7 million, resulting in a net debt position of € 47.4 million. As of December 31, 2006, net cash position was € 46.7 million.

For the first nine months of 2007, cash used in operating activities was € 71.3 million compared to € 51.9 million used in the same period last year. Cash provided by investing activities in the first nine months of 2007 amounted to € 20.1 million, versus € (11.8) million in the same period last year.

Business Highlights
Energy
•	Telvent signed a contract with one of Panama’s main electricity companies, Elektra Noreste S.A. The company will upgrade Elektra Noreste’s electricity management systems, which control distribution lines that supply electricity to more than 300,000 customers in the eastern half of Panama. This project is included in the strategic initiatives that Elektra Noreste is undertaking to upgrade and enhance its services and to ensure more secure, reliable and efficient operation of its electricity distribution grid. Telvent will implement leading-edge systems for data management and control (SCADA), energy distribution operations planning and optimization (DMS) and electric incident on the grid management (ArcFM/Responder). The systems are expected to shorten outage response times and enhance the service quality provided to Elektra’s customers.

•	Telvent, in a consortium with HP Italy, signed a contract with Snam Rete Gas in Italy to upgrade its existing SCADA system to OASyS DNA. The system manages the transmission of approximately 96% of all Natural Gas in Italy. Given the size of the pipeline network, this will be a highly distributed implementation. This project will consolidate Telvent’s market penetration in Italy and throughout Mediterranean Europe.

•	Agreement executed with Emcali, from Colombia, for the supply of a Distributed Management System. The scope of this project includes SCADA, DMS, and AMS/OMS applications which are all performed using Telvent’s technology like OASyS in SCADA and ArcFM, and Responder for AM/OMS. This area is one of the greatest challenges of Telvent for the future due to the worldwide planned investments in the utilities sector, for the purpose of optimizing energy management, fostering savings and a sustainable development.

•	Telvent signed a contract with Fluor Corporation, in the United States, to upgrade to DNA and S2300’s. Fluor Corporation is one of the world’s largest publicly-owned engineering, procurement, construction, and maintenance services companies. Over the past century, Fluor, through its operating subsidiaries, has become a trusted global business leader by providing exceptional expertise and technical knowledge across every phase of a project.
Transportation
•	The Transit and Road Transport Authority of Panama awarded Telvent a nine-year concession for the construction and management of the Panama City’s traffic control infrastructure. The project, which will be financed by Telvent, is valued at more than 14 million euro. This project comprises implementation of the ITACA smart solution for real-time urban mobility management at 130 traffic-light controlled intersections, to be operated from a traffic control center. Telvent will construct the system and then operate it for seven years. By deploying this leading-edge technology, Panama City should achieve enhanced traffic mobility and fluidity on its thoroughfares and increased average vehicle speed which should reduce the time drivers spend behind the wheel on city journeys.
•	Telvent was awarded a contract by the Florida Department of Transportation, in the United States, to provide telecommunications consulting to FDOT’s central office and its District Offices in the planning and development of projects, operations, and maintenance of its telecommunication systems and networks. Also with District 1 of the Florida Department of Transportation in the United States, Telvent signed a contract to provide operations services at its traffic operations center in Ft. Myers, which manages Southwest Florida freeway traffic.
Environment
•	Telvent won a contract with Kahramaa, the Qatari water and electricity utility company. Under the contract, valued at over 5.5 million euros, Telvent will provide consulting services to Kahramaa for a period of four years on ways to enhance its drinking water transmission and distribution network. Through the services and systems to be supplied, Telvent will seek to optimize current distribution network management. The Company will sectorize and study Qatar’s current water network, supply equipment required for leak detection, model the network, and design, create and provide related training for leak detection during the four years of the contract’s term. The project is expected to allow Kahramaa to achieve management quality levels similar to those of the world’s leading water management companies.

•	Telvent singed a contract with Comtrol Corporation, in Taiwan, to supply an Automated Weather Observation Systems (AWOS) Network to the Republic of China Air Force (ROCAF). The purpose of this project is to install AWOS at 14 airbases in Taiwan, plus a central system to collect, process, display and store all the data from all air bases and other sources, such as satellite, radar, upper-air soundings, and typhoon warning data. There are also 17 transportable AWOS and 1 rapid deployment mobile AWOS system to be delivered. This is a very strategic project for Telvent in the Asian region. Many of the neighboring countries look to Taiwan for technological expertise. It also provides a very good defence contract reference for other military forces in the region.
Public Administration
•	Telvent was awarded a contract with the Andalusian Regional Government, in Spain, for expanding the NISA, Connection Node Security and Access, project. This is the Node through which all the Internet traffic entering/leaving the Andalusian Regional Government’s systems travels. Its main objective is to protect the Andalusian Regional Government’s Network from outside access, as well as enabling interconnection with other Organisation’s networks and controlling external access from these. It comprises two centres with complete redundancy between them.

Global Services
•	Telvent signed an agreement, through its Global Services business unit, with Oracle Ibérica S.A. for the joint development of technological solutions applied to businesses, focused on covering an emerging niche in the outsourcing market for new business process outsourcing (BPO).
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Telvent’s Chief Financial Officer and Head of Investor Relations, Ana Plaza, will conduct a conference call to discuss the third quarter 2007 results, which will be simultaneously webcast at 9:00 A.M. Eastern Daylight Savings Time / 3:00 P.M. Madrid Time on Wednesday, November 28, 2007.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.
About Telvent
Telvent (Nasdaq: TLVT), the IT company for a secure and sustainable world, specializes in high-value-added products, services and integrated solutions in the Energy, Transport, Environmental and Public Administration industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)
Investor Relations Contact:
Ana Plaza
Phone: +34 902-335599
Email: ana.plaza@telvent.abengoa.com
Lucia Domville
Phone: +1 646-284-9416
Email: ldomville@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007, and updated, if applicable, in Televent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2007, June 30, 2007 and Sepotember 30, 2007, filed with the Securities and Exchange Commission on May 24, 2007, August 30, 2007 and November 27, 2007 respectively.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€68,313	€69,232
Restricted cash	—	8,045
Other short-term investments	494	386
Derivative contracts	3,793	2,814
Accounts receivable (net of allowances of € 894 as of September 30, 2007 and € 2,719 as of December 31, 2006)	137,560	144,763
Unbilled revenues	188,214	101,317
Due from related parties	11,445	47,958
Inventory	30,386	19,274
Other taxes receivable	12,022	13,258
Deferred tax assets	2,756	3,692
Other current assets	4,660	7,016

Total current assets	€459,643	€417,755
Deposits and other investments	1,425	1,795
Property, plant and equipment, net of accumulated depreciation of € 51,518 as of September 30, 2007 and € 46,706 as of December 31, 2006	51,825	51,215
Long-term receivables and other assets	8,769	11,236
Deferred tax assets	15,677	14,954
Other intangible assets, net of accumulated depreciation of € 17,145 as of September 30, 2007 and € 14,908 as of December 31, 2006	19,954	21,260
Goodwill	46,322	37,416

Total assets	€603,615	€555,631

Liabilities and shareholders’ equity:
Accounts payable	€209,448	€216,614
Billings in excess of costs and estimated earnings	27,217	26,568
Accrued and other liabilities	15,331	10,389
Income and other taxes payable	20,482	26,901
Deferred tax liabilities	274	5,347
Due to related parties	69,659	23,512
Current portion of long-term debt	3,991	1,514
Short-term debt	42,251	32,295
Short-term leasing obligations	2,530	2,562
Derivative contracts	5,227	3,269

Total current liabilities	€396,410	€348,971
Long-term debt less current portion	12,131	15,188
Long-term leasing obligations	2,243	1,834
Other long term liabilities	5,332	5,716
Deferred tax liabilities	5,879	6,276
Unearned income	869	131

Total liabilities	€422,864	€378,116

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Minority interest	228	794

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	41,638	40,338
Accumulated other comprehensive income	(3,130)	(2,142)
Retained earnings	54,126	50,636

Total shareholders’ equity	€180,523	€176,721

Total liabilities and shareholders’ equity	€603,615	€555,631

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues	€128,643	€129,228	€406,602	€331,170
Cost of revenues	97,953	101,751	312,857	257,773

Gross profit	€30,690	€27,477	€93,745	€73,397

General and administrative	10,529	10,410	36,946	26,825
Sales and marketing	4,569	3,659	12,816	12,335
Research and development	4,105	4,469	13,864	11,652
Depreciation and amortization	2,360	1,555	7,523	5,541

Total operating expenses	€21,563	€20,093	€71,149	€56,353

Income from operations	9,127	7,384	22,596	17,044
Financial income	2,229	2,249	8,009	7,924

Financial expense	(6,421)	(5,959)	(17,125)	(12,754)

Total other income (expense)	€(4,192)	€(3,710)	€(9,116)	€(4,830)

Income before income taxes	4,935	3,674	13,480	12,214
Income tax expense (benefit)	1,033	420	1,266	2,328

Net income before minority interest	€3,902	€3,254	€12,214	€9,886

Loss/(profit) attributable to minority interests	(302)	610	50	592

Net income	€3,600	€3,864	€12,264	€10,478

Earnings per share
Basic and diluted net income per share	€0.12	€0.13	€0.42	€0.36

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended September 30,
	2007	2006
Cash flow from operating activities:
Net income	€12,264	€10,478
Adjustments to reconcile net income to net cash provided by operating activities	7,263	9,591
Change in operating assets and liabilities, net of amounts acquired	(85,592)	(68,531)
Change in operating assets and liabilities due to temporary joint ventures	(5,200)	(3,462)

Net cash provided by (used in) operating activities	€(71,265)	€(51,924)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,917	27,494
Acquisition of subsidiaries, net of cash	(4,152)	(2,398)
Purchase of property, plant & equipment	(6,997)	(40,719)
Disposal/(Acquisitions) of investments	260	684

Net cash provided by (used in) investing activities	€20,073	€(11,756)

Cash flows from financing activities:
Proceeds from long-term debt	2,193	2,244
Repayment of long-term debt	(4,942)	(11,084)
Proceeds from short-term debt	25,712	16,260
Repayment of short-term debt	(15,756)	(7,395)
Due to related parties	52,824	30,278
Dividend paid	(8,774)	—
Proceeds (repayment) of long term liabilities	(711)	(400)

Net cash provided by (used in) financing activities	€50,546	€29,903

Net decrease in cash and cash equivalents	€(646)	€(33,777)
Net effect of foreign exchange in cash and cash equivalents	(273)	(556)
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€68,313	€45,677

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€8,820	€5,779
Income tax	2,098	1,019

Non-cash transactions:

Capital leases	€2,546	€1,373

Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
GAAP basis income before income taxes	€4,935	€3,674	€13,480	€12,214

Adjustments to Net Income
Amortization of intangibles	767	442	2,315	1,746
Stock compensation plan expenses	691	478	2,072	1,433
Mark to market derivatives	1,626	584	2,677	780

Total Adjustments	3,084	1,504	7,064	3,959

Adjusted income before income taxes	€8,019	€5,178	€20,544	€16,173

Income tax provision	(1,754)	(308)	(3,274)	(2,741)
Profit attributable to minority interests	(470)	610	6	592

Proforma Net Income	€5,795	€5,480	€17,276	€14,024

Earnings per share
Basic and diluted net income per share	€0.20	€0.19	€0.59	€0.48

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended			Nine months ended
	September 30,			September 30,
	2007	2006	2007		2006
Revenues
Energy		€52,470	€57,840	€164,842	€141,964
Transportation		50,948	48,179	155,174	121,148
Environment		6,957	9,862	26,454	28,172
Public Administration		7,226	7,039	29,283	16,329
Global Services		11,042	6,308	30,849	23,557

		€128,643	€129,228	€406,602	€331,170

Gross Margin
Energy	%	23.5%	20.3%	21.6%	21.6
Transportation		22.3	19.3	21.9	20.1
Environment		21.3	21.5	25.8	22.8
Public Administration		19.0	13.1	16.4	16.2
Global Services		37.3	53.7	40.5	39.3

	%	23.9%	21.3%	23.1%	22.2